UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*
Jazz Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
472147107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	472147107	13 G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Venture Partners II, L.P. IRS No. 77-0565416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,234,161 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,234,161 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,234,161 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P., a Delaware limited partnership (“PVP II”), Prospect Associates II, L.P., a Delaware limited partnership (“PA II”), Prospect Management Co. II, L.L.C., a Delaware limited liability company (“PMC II,” together with PVP II and PA II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,215,650 shares held by PVP II; and (ii) 18,511 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 24,550,554 shares of Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

Page 2 of 8 Pages

CUSIP No.	472147107	13 G	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Associates II, L.P. IRS No. 77-0584739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,234,161 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,234,161 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,234,161 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,215,650 shares held by PVP II; and (ii) 18,511 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 24,550,554 shares of Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

Page 3 of 8 Pages

CUSIP No.	472147107	13 G	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Management Co. II, L.L.C. IRS No. 77-0565417

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,234,161 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,234,161 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,234,161 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.03%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,215,650 shares held by PVP II; and (ii) 18,511 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 24,550,554 shares of Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

Page 4 of 8 Pages

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Jazz Pharmaceuticals, Inc. (the “Issuer”).
Item 1

(a)	Name of Issuer: Jazz Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	3180 Porter Drive
Palo Alto, California 94304
Item 2

(a)	Name of Person(s) Filing:

Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)

(b)	Address of Principal Business Office:	c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301

(c)	Citizenship:

	Entities:	PVP II	-	Delaware, United States of America
		PA II	-	Delaware, United States of America
		PMC II	-	Delaware, United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 472147107
Item 3 Not applicable.

Page 5 of 8 Pages

Item 4 Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Prospect Venture Partners II, L.P.	1,215,650	0	0	1,234,161	0	1,234,161	1,234,161	5.03%

Prospect Associates II, L.P.	18,511	0	0	1,234,161	0	1,234,161	1,234,161	5.03%

Prospect Management Co. II, L.L.C. (1)	0	0	0	1,234,161	0	1,234,161	1,234,161	5.03%

(1)	PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Tananbaum and Hirsch serve as Managing Directors of PMC II, and share voting and dispositive power over the shares held by PVP II and PA II.

(2)	This percentage is calculated based upon 24,550,554 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.
Item 5      Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

Page 6 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

PROSPECT VENTURE PARTNERS II, L.P.

By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

PROSPECT	ASSOCIATES II, L.P.

By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

PROSPECT	MANAGEMENT CO. II, L.L.C.

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

Exhibit(s):
A — Joint Filing Statement

Page 7 of 8 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Jazz Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 13, 2008

PROSPECT VENTURE PARTNERS II, L.P.

By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

PROSPECT	ASSOCIATES II, L.P.

By: Prospect Management Co. II, L.L.C.
Its: General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

PROSPECT	MANAGEMENT CO. II, L.L.C.

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

Page 8 of 8 Pages